MAIL STOP 3561


								October 20, 2005



Jonathan J. Ledecky
President
Endeavor Acquisition Corp.
180 Madison Avenue, Suite 2305
New York, New York 10016


RE:	Endeavor Acquisition Corp.
	Registration Statement on Form S-1
	Filed September 20, 2005
      File No. 333-128440

Dear Mr. Ledecky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to the effectiveness of this registration statement, provide the staff with a copy of the letter from the NASD that it has no objection regarding the underwriters compensation arrangements.

2. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

Prospectus Summary, page 1
3. Clarify that the "Current Report on Form 8-K..." will be filed with the Securities & Exchange Commission and whether it will be distributed to unit holders.

Risk Factors, page 8
4. Please move your risk factor 26 discussion to the forefront of the
risk discussion. Please also clearly state in the risk factor subheading that your independent auditor has issued a going concern opinion.
5. Please revise your first paragraph to indicate that you discuss all material risk in this section.
6. In risk six you state that Ledecky and Watson have "severally agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by us
.. .
..." Please clarify that this agreement is in writing and file it as
an exhibit.
7. Please revise risk factor 11 to clarify whether Mr. Ledecky currently has contractual or fiduciary obligations that require him to present business opportunities to other entities.
8. The 16th risk factor appears to duplicate the fifth and it should
be deleted.
9. The 18th risk factor does not appear to be a material risk in this
case where all officers and directors will beneficially own only
20%
of the outstanding shares after the offering.
10. Revise the 27th risk factor, including its heading, to simply state that there is no trading market for these shares.

Use of Proceeds, page 20
11. Please clarify, in footnote 1, the amount of offering expenses already paid from the funds received from Mr. Ledecky and Mr. Watson.
12. We note that you may enter "no-shop" agreements with prospective target companies. In such a case, please explain how ongoing expenses will be satisfied and include appropriate line item disclosure identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, holders could lose on their investment in the units.
13. You state, "the proceeds held in the trust account which are not used to consummate a business combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business." Please discuss all possible material uses of the proceeds held in trust if such funds are released to the company.
14. Indicate the precise nature of the affiliation of Ironbound Partners Fund LLC and Jonathan Ledecky on page 21.
15. It is not clear where the $225,000 of advances due Messrs. Ledecky and Watson to be repaid from proceeds appear in the table.

Management, page 37
16. The business experience of each management member should include for each position held: the name and responsibilities of each position, the business of the entity, and the beginning (and ending) date of each position by month and year. Please revise.
17. It appears to us that Mr. Watson and Mr. Ledecky were also officers and/or directors of McCollam Printers Limited. If so, please disclose. Please also clarify the affiliation between Blue Star Group, McCollam Printers Limited, and U.S. Office Products.
18. Please provide a more detailed account of the section 10(b) violation by Mr. Watson, including a more detailed explanation of the conduct leading to the violation, the time period, the profits Mr. Watson made, as well as sanctions imposed by the SEC.
19. Please advise whether and how Kerry Kennedy is affiliated with Global Development and Environmental Resources.
20. Please add a separate subsection hereunder to discuss the prior or current involvement of officers, directors or their affiliates in other blank check companies. Include the name of the companies, whether registered under the federal securities acts, the relevant dates, whether an acquisition has been consummated or is pending and the name of the targets.
21. Add the following to the various descriptions of the bankruptcies on page 38: the name of the courts and jurisdictions, the dates of filing and emergence, the exact beginning and ending dates of the relevant persons` association with the bankrupt entity.
Principal Stockholders, page 41
22. We note that after this offering is completed and within the first 90-day period after separate trading of the warrants has commenced, executive officers or certain of their affiliates or designees will collectively purchase up to 10,000,000 warrants in the public marketplace. Please address the applicability or inapplicability of Regulation M in the context of the warrant purchase agreements discussed in this section. We may have further comments.

Certain Transactions, page 43

23. We note that Jeff Gallant is the sole incorporator of Endeavor Acquisition Corp. It appears to us that Mr. Gallant and/or
Graubard
Miller would be a promoter. Please disclose the information required by Item 404(d) of Regulation S-B.

Underwriting, page 49
24. Please advise whether Ladenburg Thalmann or Broadband Capital Management, or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
25. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
26. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.



Financial Statements

Notes to Financial Statements

Note 2. Proposed Offering, F-8
27. We note your disclosure of a volatility assumption of 42.875% here and on page 26. Please tell us how you determined the volatility factor and how it provides a reasonable volatility estimate for your company. We may have additional comments after reviewing your response.

Note 5. Commitments, F-9
28. Please disclose in a note to the financial statements the commitment to pay Ladenburg Thalmann a commission equal to 5% of the exercise price for each warrant exercised during the period ending one year after the date of the prospectus if the exercise was solicited by the underwriters as disclosed on page 52.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to H. Yuna Peng at (202) 551-3391, or Donald Rinehart, who supervised the review of your filing, at
(202) 551-3235.

      Sincerely,



John Reynolds
Assistant Director

cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881
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David Alan Miller
Endeavor Acquisition Corp.
October 20, 2005
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